Exhibit (d)(3)

November 7, 2002
Mr. William Bell
22 Youngs Hill Road
Huntington, NY 11743

Dear Bill:

        This letter will confirm the terms of your employment by Cablevision Systems Corporation (the “Company”) as Vice-Chairman and Chief Financial Officer.

        The duration of your employment (the “Term”) will be through December 31, 2003 except that, by mutual agreement either (i) you may retire earlier or (ii) the Term may be extended for additional one year periods. Any such additional period shall be included in the “Term” hereunder.

        Your annual base salary will be $1,000,000, with such increases, if any, as the Compensation Committee of the Board of Directors (the “Committee”) shall determine, in its own discretion, from time to time.

        Your annual bonus will have a target of 120% of your annual base salary, and will range from 0% to 240% of your salary, as the Committee shall determine in its own discretion.

        During the Term you will continue to participate in all long-term incentive and stock-related compensation programs of the Company at levels comparable to those of other senior management of the Company.

        You agree to execute, upon request, the Company’s standard non-compete, non-solicitation, confidentiality, conflict of interest and proprietary information agreements (collectively, the “Protective Agreements”).

        If your employment with the Company terminates

(i)	by reason of expiration of the Term,

(ii)	for any reason following a “Change in Control” of the Company (as defined below) or

(iii)	for “Good Reason” (as defined below)

and upon the happening of such event “Cause” (as defined below) does not exist, then, subject to your execution of the Company’s then standard severance agreement (including, without limitation, general release, non-competition, non-solicitation, confidentiality and conflict of interest provisions) the Company will provide you with the following benefits and rights:

1.	A severance payment in an amount determined at the discretion of the Compensation Committee, but in no event less than $30,000 plus three times the sum of your annual base salary and your annual target bonus as in effect at the time your employment terminates;

2.

Continued payment of premiums on the existing whole life insurance policies on your life with Mass Mutual and New York Life until (i) they are paid in full or (ii) the cash value of each such policy is sufficient that all future premiums necessary to keep the such policy in force may be paid by borrowing within such policy against such cash value;

3.

Full vesting and immediate payment of the $3 million award made to you as of January 1, 2002 under the Cablevision Systems Corporation Senior Executive Performance Retention Program and the elimination of all restrictions on any restricted stock granted to you under the Employee Stock Plan of Cablevision Systems Corporation;

4.

The right to exercise all stock option and conjunctive rights awards made to you under plans of the Company for the remainder of the term of such awards, irrespective of the termination of your employment;

5.	The right to enter into a consulting agreement with the Company containing the following terms and other customary terms:

a.	The term of such agreement shall be three years from the date your employment ceases;

b.	During such term you shall provide advice and counsel to the Company as requested but for no more than 80 hours in any calendar month. Also, you shall continue to serve as a director of the Company if the Company shall so request and you are so elected;

c.	During the first year of such term your compensation shall be $500,000 and thereafter shall be such amount as Committee shall determine, in its own discretion but not less than $500,000;

d.	During such term you shall be eligible to receive an annual bonus in such amount as Committee shall determine, in its own discretion;

e.	During such term you shall execute and be subject to Protective Agreements.

        If, in any year, you cease to be an employee of the Company as a result of your death or physical or mental disability, or if you retire with the Company’s consent, you (or your estate or beneficiary) will receive payment of your annual target bonus in respect of such year and all the benefits and rights described in Paragraphs 2-4, inclusive.

        In the event of any conflict between the terms of this Agreement and the terms of grants or awards under any employee benefit or equity plan of the Company, the terms of the applicable plan shall control.

Sincerely,
CABLEVISION SYSTEMS CORPORATION
By:	/s/ James L. Dolan

	Name: Title:	James L. Dolan President and Chief Executive Officer

Accepted and agreed:

/s/ William Bell
William Bell

Definitions

For purposes hereof:

A:      “Cause” means your (i) commission of an act of fraud, embezzlement, misappropriation, willful misconduct, gross negligence or breach of fiduciary duty against the Company or an affiliate thereof, or (ii) commission of any act or omission that results in, or may reasonably be expected to result in, a conviction, plea of no contest, plea of nolo contendere, or imposition of unadjudicated probation for any felony or crime involving moral turpitude;

B:      Termination for “Good Reason” means that (i) without your consent, (A) your compensation (including bonus target) or title as an employee is reduced, (B) the Company requires that your principal office be located outside of Nassau County or Manhattan, (C) the Company materially breaches its obligations to you under this Agreement, or (D) you no longer report directly to James L. Dolan or Charles F. Dolan; (ii) you have given the Company written notice, referring specifically to this definition, that you do not consent to such action, (iii) the Company has not corrected such action within 15 days of receiving such notice and (iv) you voluntarily terminate your employment within 45 days following the happening of the action described in subsection (i) above

C:      “Change in Control” means the acquisition, in a transaction or a series of related transactions, by any person or group, other than Charles F. Dolan or members of the immediate family of Charles F. Dolan or trusts for the benefit of Charles F. Dolan or his immediate family (or an entity or entities controlled by any of them) or any employee benefit plan sponsored or maintained by the Company, of (1) the power to direct the management of substantially all the cable television systems then owned by the Company in the New York City Metropolitan Area (as hereinafter defined) or (2) after any fiscal year of the Company in which all the systems referred to in clause (1) above shall have contributed in the aggregate less than a majority of the net revenues of the Company and its consolidated subsidiaries, the power to direct the management of the Company or substantially all its assets. Net revenues shall be determined by the independent accountants of the Company in accordance with generally accepted accounting principles consistently applied and certified by such accountants. “New York City Metropolitan Area” means all locations within the following counties: (i) Manhattan (New York County), Richmond, Kings, Queens, Bronx, Nassau, Suffolk, Westchester, Rockland, Orange, Putnam, Sullivan, Dutchess, and Ulster in New York State; (ii) Hudson, Bergen, Passaic, Sussex, Warren, Hunterdon, Somerset, Union, Morris, Middlesex, Mercer, Monmouth, Essex and Ocean in New Jersey; (iii) Pike in Pennsylvania; and (iv) Fairfield and New Haven in Connecticut.